Mail Stop 3561

December 18, 2006

David D.R. Hargreaves, Senior Vice President and Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02862

> **Re:** **Hasbro, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 22, 2006**
> **File No. 001-06682**
>
> **Hasbro, Inc.**
> **Form 10-Q for the quarterly period ended April 2, 2006**
> **Filed May 5, 2006**
> **File No. 001-06682**

Dear Mr. Hargreaves:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief- Accountant